Exhibit (a)(1)(D)

Offer to Purchase
Warrants to Acquire Shares of Common Stock
of
Payoneer Global Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, AT THE END OF THE DAY ON SEPTEMBER 9, 2024, UNLESS THE OFFER IS EXTENDED.

August 12, 2024

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Payoneer Global Inc., a Delaware corporation (“Payoneer” or the “Company”) is offering to holders of 25,158,086 outstanding publicly traded warrants to purchase shares of common stock which were publicly issued and sold as part of the units in the initial public offering of FTAC Olympus Acquisition Corp. (“FTOC”) on August 25, 2020 (the “FTOC IPO”), and assumed by the Company on June 25, 2021 and which entitle such warrant holders to purchase one share of the Company’s common stock at an exercise price of $11.50, subject to certain adjustments (the “Warrants”), the opportunity to receive, upon the terms and subject to the conditions of the Offer, $0.78 in cash, without interest (the “Offer Purchase Price”), in exchange for each Warrant tendered.

The offer is upon the terms and subject to certain conditions described in the Offer to Purchase and Consent Solicitation dated August 12, 2024 (the “Offer to Purchase”) and in the related Letter of Transmittal and Consent (the “Letter of Transmittal and Consent,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”).

As part of the Offer, the Company is also soliciting consents (the “Consent Solicitation”) from the holders of the Warrants to amend the Warrant Agreement, dated as of August 25, 2020, by and between FTOC and Continental Stock Transfer & Trust Company (the “Warrant Agent”), as amended by the Assignment, Assumption and Amendment Agreement dated as of June 25, 2021, by and between the Company, FTOC and the Warrant Agent (as amended, the “Warrant Agreement”), which governs all of the Warrants, to permit the Company to redeem each outstanding Warrant for $0.70 in cash, without interest (the “Redemption Price”), which Redemption Price is approximately 10% less than the Offer Purchase Price (the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 65% of the outstanding Warrants is required to approve the Warrant Amendment. Holders of the Warrants who desire to tender their Warrants pursuant to the Offer are required to consent to the Warrant Amendment. The foregoing is only a summary of the Warrant Amendment, and is qualified by reference to the full text of the Warrant Amendment, set forth as Annex A to the Offer to Purchase.

Parties representing approximately 65.6% of the outstanding Warrants have agreed to tender their Warrants in the Offer and consent to the Warrant Amendment in the Consent Solicitation pursuant to a tender and support agreement. Accordingly, because the holders of more than 65% of our outstanding Warrants have agreed to consent to the Warrant Amendment in the Consent Solicitation, if the other conditions described in the Offer do not occur or, if they occur, are waived, then the Warrant Amendment will be adopted.

All of the Warrants are eligible to be tendered pursuant to the Offer.

Please furnish copies of the enclosed materials to your clients for whom you hold Warrants registered in your name or in the name of your nominee.

Enclosed with this letter are copies of the following documents:

1.	Offer to Purchase and Consent Solicitation dated August 12, 2024;

2.	Letter of Transmittal and Consent (including Form W-9), for your use in accepting the Offer and tendering Warrants of your clients;

3.	Notice of Guaranteed Delivery with respect to Warrants, to be used to accept the Offer in the event (a) your Warrants are not immediately available, (b) the procedure for book-transfer cannot be completed on a timely basis, or (c) time will not permit all required documents to reach the Warrant Agent prior to the Expiration Date (as defined in the Letter of Transmittal and Consent); and

4.	Letter to Clients, for you to send to your clients and for whose account you hold Warrants registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer.

Warrant holders must make their own decision as to whether to tender their Warrants and, if so, how many Warrants to tender. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the Letter of Transmittal and Consent, including the Company’s reasons for making the Offer.

It is the Company’s current intent not to conduct another tender offer to purchase the Warrants. However, the Company reserves the right to do so in the future, including by redemption of the Warrants if and when the Company is permitted to do so pursuant to the terms of the Warrants.

All tenders must be in proper form as described under “The Offer and Consent Solicitation, Section 2. Procedure for Tendering Warrants” of the Offer to Purchase to be valid.

We urge you to contact your clients promptly. Please note that the Offer period and withdrawal rights will expire at 12:00 Midnight, Eastern Time, at the end of the day on September 9, 2024, unless the Offer period is extended.

Under no circumstances will interest be paid on the Offer Purchase Price regardless of any extension of, or amendment to, the Offer or any delay in paying for such warrants.

The Company will not pay any fees or commissions to any broker, dealer or other person in connection with the solicitation of tenders of Warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients subject to providing a duly issued invoice to the Company.

As withholding agent for your clients, you are instructed to backup withhold on the gross proceeds of the Offer to Purchase paid to your clients that do not submit the Form W-9, Form W-8BEN, W-8IMY or Form W-8ECI, as applicable, in accordance with appropriate, accepted procedures. This withholding is disclosed in the Offer to Purchase.

Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent at the telephone numbers and address listed below.

Very truly yours,

Payoneer Global Inc.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Manager, the Information Agent or the Warrant Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Sodali & Co. LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902

Telephone number toll-free: (800) 662-5200
Email: PAYO@info.sodali.com

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